UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 20)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 14, 2010 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 584,402

	8.	Shared Voting Power

	9.	Sole Dispositive Power 584,402

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 584,402

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 4.01%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 590,268

	8.	Shared Voting Power

	9.	Sole Dispositive Power 590,268

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 590,268

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 4.05%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 532,703

	8.	Shared Voting Power

	9.	Sole Dispositive Power 532,703

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 532,703

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 3.65%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 321,450

	8.	Shared Voting Power

	9.	Sole Dispositive Power 321,450

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 321,450

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.21%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 469,527

	8.	Shared Voting Power

	9.	Sole Dispositive Power 469,527

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,527

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 3.22%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	CBPS, LLC 27-0949811

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 342,316

	8.	Shared Voting Power

	9.	Sole Dispositive Power 342,316

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 342,316

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.35%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	2514 Multi-Strategy Fund, LP 51-0511786

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,300

	8.	Shared Voting Power

	9.	Sole Dispositive Power 12,300

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,300

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Less than 1.00%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Contrarian Hedged Equity, LP 75-3230080

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,341

	8.	Shared Voting Power

	9.	Sole Dispositive Power 53,341

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,341

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Less than 1.00%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,237,562

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,237,562

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,237,562

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 22.21%

14.	Type of Reporting Person IN

This statement on Schedule 13D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007, Amendment No. 4 was filed on January 30, 2007, Amendment No. 5 was filed on February 1, 2007, Amendment No. 6 was filed on March 22, 2007, Amendment No. 7 was filed on May 2, 2007, Amendment No. 8 was filed on May 8, 2007, Amendment No. 9 was filed on May 8, 2007, Amendment No. 10 was filed on May 30, 2007, Amendment No. 11 was filed on November 26, 2007, Amendment No. 12 was filed on July 18, 2008, Amendment No. 13 was filed on August 22, 2008, Amendment No. 14 was filed on January 30, 2009, Amendment No. 15 was filed on March 5, 2009, Amendment No. 16 was filed on April 29, 2009, Amendment No. 17 was filed on July 24, 2009, Amendment No. 18 was filed on October 19, 2009, Amendment No. 19 was filed on December 2, 2009 on behalf of Seidman and Associates, L.L.C. (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C. (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Lawrence Seidman (“Seidman”), clients of Lawrence Seidman ("Seidman Clients"), LSBK06-08, L.L.C. (“LSBK”), CBPS, L.L.C. ("CBPS"), 2514 Multi-Strategy Fund, L.P. ("2514 MSF"), and Contrarian Hedged Equity, L.P. ("CHE") collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Effective February 2, 2010, 2514 Multi-Strategy Fund, LP is considered a Reporting Person with respect to beneficial ownership of shares of Common Stock of Center Bancorp, Inc.  The Letter Agreeement by and between 2514 Multi-Strategy Fund, LP and Lawrence B. Seidman is attached hereto as Exhibit A.

Effective January 27, 2010, Contrarian Hedged Equity, LP is considered a Reporting Person with respect to beneficial ownership of shares of Common Stock of Center Bancorp, Inc.  The Letter Agreement by and between Contrarian Hedged Equity, LP and Lawrence B. Seidman is attached hereto as Exhibit B.

Harold Schechter and Raymond Vanaria are no longer considered Reporting Persons with respect to beneificial ownership of shares of Common Stock of Center Bancorp Inc.  As stated in the original Schedule 13D fiiled on June 29, 2006, Messrs Schechter and Vanaria were included as Reporting Persons solely because they had agreed to be nominated for election to the Board of Directors of the Issuer.  The shares owned by Schechter and Vanaria were included in the amendments to the Schedule 13D that were previously filed.  As stated in the original Schedule 13D, Mr. Seidman does not have any investment discretion or voting authority with respect to the shares owned by Messrs Schechter and Vanaria, and Messrs Schechter and Vanaria are not acting in concert with any of the other Reporting Persons.  Messrs Schechter and Vanaria independently make all investment and voting decisions with respect to their shares.

(a)(b)(c)  As of the close of business on June 30, 2010 the Reporting Persons owned beneficially an aggregate of 3,256,471 shares of Common Stock which constituted approximately 22.34% of the 14,574,832 shares of Common Stock outstanding as of April 30, 2010 as disclosed in the Company's 10-QA dated May 21, 2010.

Schedule A attached below describes transactions, except for previously reported transactions, in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2010

By:	/s/ Lawrence B. Seidman
Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman
Investments Manager, LSBK06-08, LLC

By:	/s/ Lawrence B. Seidman
Power of Attorney, CBPS, LLC

By:	/s/ Lawrence B. Seidman
Power of Attorney, 2514 Multi-Strategy Fund, LP

By:	/s/ Lawrence B. Seidman
Power of Attorney, Contrarian Hedged Equity, LP

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares
SAL	6/4/2010	7.1388	35,929.45	5,033
SAL	6/7/2010	7.1086	31,278.04	4,400
SAL	6/9/2010	7.2261	28,904.40	4,000
SAL	6/14/2010	7.4367	22,310.00	3,000
SAL	6/21/2010	7.6316	22,894.70	3,000
SAL	6/24/2010	7.5168	15,033.60	2,000
Total			156,350.19	21,433

SIP	6/4/2010	7.1388	35,694.00	5,000
SIP	6/8/2010	7.0465	35,232.50	5,000
SIP	6/9/2010	7.2261	28,904.40	4,000
SIP	6/14/2010	7.4367	22,310.00	3,000
SIP	6/24/2010	7.5168	15,033.60	2,000
Total			137,174.50	19,000

SIPII	6/4/2010	7.1388	35,694.00	5,000
SIPII	6/8/2010	7.0465	35,232.50	5,000
SIPII	6/9/2010	7.2261	28,904.40	4,000
SIPII	6/14/2010	7.4367	22,310.00	3,000
SIPII	6/21/2010	7.6316	22,894.70	3,000
SIPII	6/24/2010	7.4540	11,180.95	1,500
SIPII	6/24/2010	7.5168	15,033.60	2,000
SIPII	6/29/2010	7.2691	21,807.20	3,000
SIPII	6/30/2010	7.5763	18,940.75	2,500
Total			211,998.10	29,000

LSBK	6/7/2010	7.1081	35,540.50	5,000
LSBK	6/8/2010	7.0468	32,415.50	4,600
LSBK	6/9/2010	7.2245	42,386.19	5,867
LSBK	6/10/2010	7.2002	18,000.50	2,500
LSBK	6/14/2010	7.4367	22,310.00	3,000
Total			150,652.69	20,967

Broad Park	6/7/2010	7.1041	35,520.50	5,000
Broad Park	6/9/2010	7.2261	28,904.40	4,000
Broad Park	6/10/2010	7.2002	18,000.50	2,500
Broad Park	6/14/2010	7.4367	22,310.00	3,000
Broad Park	6/21/2010	7.6249	22,874.70	3,000
Broad Park	6/22/2010	7.6247	26,686.45	3,500
Broad Park	6/23/2010	7.6090	7,609.00	1,000
Broad Park	6/24/2010	7.4540	11,180.95	1,500
Broad Park	6/24/2010	7.5068	15,013.60	2,000
Broad Park	6/29/2010	7.2691	21,807.20	3,000
Broad Park	6/30/2010	7.5763	18,940.75	2,500
Total			228,848.05	31,000

CBPS	6/7/2010	7.1041	35,520.50	5,000
CBPS	6/8/2010	7.0425	35,212.50	5,000
CBPS	6/9/2010	7.2211	28,884.40	4,000
CBPS	6/10/2010	7.1922	17,980.50	2,500
CBPS	6/14/2010	7.4300	26,658.84	3,588
CBPS	6/15/2010	7.4500	16,390.00	2,200
CBPS	6/21/2010	7.6249	28,814.50	3,779
CBPS	6/22/2010	7.6247	27,448.92	3,600
CBPS	6/23/2010	7.6090	15,218.00	2,000
CBPS	6/24/2010	7.4500	11,674.15	1,567
CBPS	6/24/2010	7.5068	15,013.60	2,000
CBPS	6/29/2010	7.2624	29,049.60	4,000
CBPS	6/30/2010	7.5683	18,920.75	2,500
Total			306,786.26	41,734

Seidman client	6/7/2010	7.1470	7,147.00	1,000
Total			7,147.00	1,000

  EXHIBIT A

LAWRENCE B. SEIDMAN
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ 07054
(973) 952-0405
 (973) 781-0876 Fax
December 29, 2009

 Dear David Brownlee:

     The following are the terms and conditions in reference to the investment account for the purchase of publicly traded bank and thrift stocks.  This agreement supersedes all prior agreements:

1. A brokerage account will be opened at JPMorgan Clearing Corp. in the name of 2514 Multi-Strategy Fund, LP.  2514 Multi-Strategy Fund, LP shall commit to fund the account with no less than $2,000,000 by no later than December 31, 2009 with an initial contribution of no less than $1,050,000.

2. The account will be a discretionary account with Lawrence Seidman having a revocable Power of Attorney to buy and sell stock, issue checks, in said account, provided all funds deposited into the account are for 2514 Multi-Strategy Fund, LP, and all stock purchased in the account is in the name of 2514 Multi-Strategy Fund, LP, and all funds disbursed are for the account of 2514 Multi-Strategy Fund, LP.

3. Shares of publicly traded bank and thrift stocks will principally be purchased for the account.

4. 2514 Multi-Strategy Fund, LP shall have the right to terminate the relationship and receive a return on the initial capital two years and one month from the date the respective capital contribution is invested by 2514 Multi-Strategy Fund, LP or in the event of a breach by Lawrence Seidman of this Agreement.

5. Upon such termination, my discretion shall be terminated automatically.

6.  My compensation  shall be 1/4 of 1% of the  value of the  assets in the  account computed as of the last day of each calendar quarter.  An incentive fee will be paid me equal to 20% of the net profits earned in the account as of the termination date whether same shall be the two year and one month anniversary date or later if agreed to between the parties.  Partial distribution shall be permitted of the 20% incentive fee after the initial two year and one month period.  100% of all funds shall go to 2514 Multi-Strategy Fund, LP until 100% of the capital is returned, and then the division shall be 80% to 2514 Multi-Strategy Fund, LP and 20% to Veteri Place Corporation.

7.  Net profits shall be defined to be the amount earned in the account including capital appreciation, dividends and interest.

8.      I shall have the sole right to vote the shares in the account until termination of my Power of Attorney.

9. In the event any portion of this agreement is not in compliance with law, then 2514 Multi-Strategy Fund, LP shall have the sole right to terminate this letter, and an accounting shall be done based  upon the  above  quoted administrative fee and profit participation to the date of the termination.

10.  This Agreement shall be effective as of January 1, 2010.

                                                                                        Very truly yours,

                   /s/ Lawrence B. Seidman
                                                                                         LAWRENCE B. SEIDMAN

AGREED AND ACCEPTED:

 /s/ David Brownlee
 By: David Brownlee

                                       EXHIBIT B
LAWRENCE B. SEIDMAN
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ07054
(973) 952-0405
 (973) 781-0876 Fax
December 29, 2009

Dear David Brownlee:

     The following are the terms and conditions in reference to the investment account for the purchase of publicly traded bank and thrift stocks.  This agreement supersedes all prior agreements:

1. A brokerage account will be opened at JPMorgan Clearing Corp. in the name of Contrarian Hedged Equity, LP.  Contrarian Hedged Equity, LP shall commit to fund the account with no less than $3,000,000 by no later than 30 days after a capital call request. An initial contribution equal to the value of Contrarian Hedged Equity, LP’s investment in Seidman Investment Partnership II, LP on December 31, 2009 will be transferred as initial funding.  Approximately transfer value is $2,020,600.

2. The account will be a discretionary account with Lawrence Seidman having a revocable Power of Attorney to buy and sell stock, issue checks, in said account, provided all funds deposited into the account are for Contrarian Hedged Equity, LP and all stock purchased in the account is in the name of Contrarian Hedged Equity, LP, and all funds disbursed are for the account of Contrarian Hedged Equity, LP.

3. Shares of publicly traded bank and thrift stocks will principally be purchased for the account.

4. Contrarian Hedged Equity, LP shall have the right to terminate the relationship and receive a return on the initial capital, at the earlier of written notification by LCM Global Partners, LLC that it is closing Contrarian Hedged Equity, LP and redeeming all of its investments in the fund, or two years and one month from the date the respective capital contribution is invested by Contrarian Hedged Equity, LP or in the event of a breach by Lawrence Seidman of this Agreement.  In addition, initial capital contributed through a transfer from Seidman Investment Partnership II, LP (as described in Section 1 above) on December 31, 2009 shall not be subject to a lock up period and may be redeemed at any time.

5. Upon such termination, my discretion shall be terminated automatically.

6.  My compensation  shall be 1/4 of 1% of the  value of the  assets in the  account computed as of the last day of each calendar quarter.  An incentive fee will be paid me equal to 20% of the net profits earned in the account as of the termination date whether same shall be the two year and one month anniversary date or later if agreed to between the parties.  Partial distribution shall be permitted of the 20% incentive fee after the initial two year and one month period.  100% of all funds shall go to    Contrarian Hedged Equity, LP until 100% of the capital is returned, and then the division shall be 80% to Contrarian Hedged Equity, LP and 20% to Veteri Place Corporation.

7.  Net profits shall be defined to be the amount earned in the account including capital appreciation, dividends and interest.

8.  I shall have the sole right to vote the shares in the account until termination of my Power of Attorney.

9. In the event any portion of this agreement is not in compliance with law, then Contrarian Hedged Equity, LP shall have the sole right to terminate this letter, and an accounting shall be done based  upon the  above  quoted administrative fee and profit participation to the date of the termination.

    10.  This Agreement shall be effective as of January 1, 2010.

                                                                                        Very truly yours,

                   /s/ Lawrence B. Seidman
                                                                                        LAWRENCE B. SEIDMAN

AGREED AND ACCEPTED:

/s/ David Brownlee
By:  David Brownlee